UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Stillwater Mining Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86074Q102

(CUSIP Number)

Marianna Zakharova

9, Bolshaya Yakimanka Street

119180 Moscow

Russia

+7 (495) 785 63 61

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86074Q102

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) VLADIMIR O. POTANIN

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Statement of

Vladimir O. Potanin

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Stillwater Mining Company

Explanatory Note: This Statement on Schedule 13D is being filed by Mr. Vladimir O. Potanin (“Mr. Potanin”) to disclose that he does not beneficially own more than five percent of the common stock, par value $0.01 per share (the “Common Stock”), of Stillwater Mining Company, a Delaware corporation (“Stillwater”).  Previously, Mr. Potanin, by virtue of his indirect ownership of MMC Norilsk Nickel (“Norilsk Nickel”), and service as a director and Chairman of the board of directors of Norilsk Nickel could, pursuant to Section 13(d) of the Act and rules of the Securities and Exchange Commission adopted thereunder, have been deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, the 49,813,222 shares of Common Stock (the “Shares”) owned by Norimet Limited.  Pursuant to Rule 13d-1(k)(1) of the Act, Mr. Potanin made joint filings on Schedule 13D with Norimet Limited, Norilsk Nickel, NN Metal Holdings SA, Norilsk Holding SA, and Mikhail D. Prokhorov in respect of the Shares.  See the Statement on Schedule 13D of Norimet Limited, Norilsk Nickel, NN Metal Holdings SA, Norilsk Holding SA, Mr. Potanin and Mikhail D. Prokhorov, originally filed on July 3, 2003, as amended by Amendment No. 1 filed on July 7, 2003, and Amendment No. 2 filed on September 4, 2003 (such Schedule 13D, as so amended, the “Joint Statement”), relating to the Common Stock of Stillwater.

As of December 26, 2008, Mr. Potanin no longer serves as the Chairman of the board of directors or as a director of Norilsk Nickel.  Mr. Potanin does not have the power to vote or direct the voting of, or the power to dispose or direct the disposition of, the Shares.

Item 1.  Security and Issuer

This Statement relates to the Common Stock of Stillwater. Stillwater’s principal executive offices are located at 536 East Pike Avenue, Columbus, Montana 59019.

Item 2.  Identity and Background

Mr. Potanin is a citizen of the Russian Federation whose present principal occupation is President of Holding Company Interros (ZAO), a closed joint stock company organized under the laws of the Russian Federation.  As of the date hereof, Mr. Potanin beneficially owns 25% plus one share of the outstanding capital stock of Norilsk Nickel.  Mr. Potanin’s principal business address is 9, Bolshaya Yakimanka Street, Moscow 119180, Russia. During the past five years, Mr. Potanin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  During the last five years, Mr. Potanin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

As of December 26, 2008, Mr. Potanin no longer serves as the Chairman of the board of directors or as a director of Norilsk Nickel.  Mr. Potanin does not have the power to vote or direct the voting of, or the power to dispose or direct the disposition of, the Shares.

Except as set forth in this Statement, Mr. Potanin does not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The information included in Items 2 and 4 of this Statement is hereby incorporated by reference into this Item 5.

(a) - (b)	Mr. Potanin does not own any Common Stock of Stillwater.

(c)	No transactions in the Common Stock were effected in the past 60 days by Mr. Potanin.

(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)	As of December 26, 2008, Mr. Potanin does not beneficially own more than five percent of the Common Stock of Stillwater.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Joint Statement is hereby incorporated by reference into this Item 6.

Except as described in this Statement, Mr. Potanin does not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of Stillwater, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 17, 2009

VLADIMIR O. POTANIN

/s/ Vladimir O. Potanin
Vladimir O. Potanin